United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On May 30th, 2019, at 9:00 am, met, ordinarily, at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ, Messrs. José Maurício Pereira Coelho — Chairman, Fernando Jorge Buso Gomes — Vice-Chairman, Marcio Hamilton Ferreira, Marcel Juviniano Barros, Marcelo Augusto Dutra Labuto, Eduardo de Oliveira Rodrigues Filho, Toshiya Asahi, Oscar Augusto de Camargo Filho, José Luciano Duarte Penido, Lucio Azevedo, Sandra Maria Guerra de Azevedo, Isabella Saboya de Albuquerque and Patricia Gracindo Marques de Assis Bentes, and also Mr. Luiz Gustavo, having unanimously resolved upon the following: “REELECTION OF EXECUTIVE OFFICERS OF VALE — The Board of Directors approved, with a favorable report of the Personnel and Governance Committee, the reelection of  (i) LUCIANO SIANI PIRES, Brazilian, married, mechanics engineer, bearer of the identity card number 07670915-3 issued by IFP/RJ, enrolled at CPF/MF under number 013.907.897-56, as Executive Officer responsible for Finance; (ii) LUIZ EDUARDO FRÓES DO AMARAL OSORIO, Brazilian, married, lawyer, bearer of the Identity card OAB/RJ #100214, enrolled at CPF/MF under number 026.000.007-80, as Executive Officer responsible for Sustainability and Institutional Relations of Vale; (iii) ALEXANDRE GOMES PEREIRA, Brazilian, married, mathematician, bearer of the Identity Card (ID) # 321.0064 (issued by Instituto Tavares Bupil), enrolled with the individual taxpayers’ Registry of the Ministry of Finance (CPF/MF) under #014.732.957.42, as Executive Officer of Business Support; all of them with commercial address at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ. The Executive Officers elected herein, who will meet the term of management from 05/30/2019 to 05/26/2021, have declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76). Moreover, pursuant to Article 14, section III of the By-Laws, the Directors approved that the Executive Officer LUCIANO SIANI PIRES may also fill the role of Investor Relations. Therefore, the composition of the Executive Officers Board as of May 30, 2019, becomes the following: (a) Eduardo de Salles Bartolomeo, as Chief Executive Officer; (b) Alexandre Gomes Pereira, as Executive Officer of Business Support; (c) Luciano Siani Pires, as Executive Officer of  Finance ans Investor Reations; (d) Luiz Eduardo Fróes do Amaral Osorio, as Executive Officer of Sustainability and Institutional Relations; (e) Marcello Magistrini Spinelli, Executive Officer of Ferrous and Coal; and (f) Fabio Schvartsman, as Executive Officer without specific designation temporarily removed from office, pursuant to the Board of Directors’ meeting held on 03/02/2019.” I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, May 30, 2019.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: May 30, 2019		Director of Investor Relations